Mail Stop 6010

							August 3, 2005


Jonathan Burgin
Chief Financial Officer
XTL Biopharmaceuticals Ltd.
Kiryat Weizman Science Park
3 Hasapir Street, Building 3, P.O. Box 370
Rehovot 76100, Israel

Re:	XTL Biopharmaceuticals Ltd.
	Form 20-FR12G filed on July 14, 2005
	File No. 0-51310

Dear Mr. Burgin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR12G

Risk Factors

"If we lose our key personnel or are unable to attract and retain additional . . . .," page 9
1. We note the disclosure in the subsection of your document entitled
"Employment Agreements" pertaining to agreements you have with your chief financial officer and chief scientific officer, respectively.
Please tell us why you have not specifically identified these two individuals in this risk factor. The fact that you have employment agreements with both of these individuals appear to suggest they are
"key personnel" that should be included in this risk factor. In the alternative, please revise this risk factor to add those individuals to this risk factor.

"Our current restructuring plan may not achieve the results we intend
and . . . .," page 11
2. We note your response to comment 21 and reissue the comment in part. The inclusion of a cross-reference to Item 8. of your Form 20-
F does not satisfy our comment as such item does not appear to indicate whether you intend to make additional workforce reductions in the next 12 months. Please revise your risk factor accordingly.

"Our results of operations may be negatively affected by the obligation . . . .,  page 16
3. Delete the phrase "under certain circumstances" since it is vague and potentially misleading.

HepeX-B (Product for the Prevention of Re-Infection of Hepatitis
B),
page 20
4. We note your response to comment 32 and your revised disclosure.
Please describe any statistical analysis conducted on the study.
If
no such analysis was done, please so state.

XTL-6865, page 21
5. We note your response to comment 35 and reissue the comment in part. Please disclose what statistical analysis, if any, was performed and the degree of statistical significance found as measured by the p-values obtained. Please also explain what the P value measures in your document. If no such statistical analysis was performed on the studies, please so indicate.
6. We note your response to comment 36 and reissue the comment in part with respect to information concerning payments received/made to date; and additional aggregate potential payments. Please note that the information requested by our prior comment 36 is generally not appropriate subject matter for confidential treatment requests as we believe this information is material to investors. Additionally, please note that after our review of your confidential treatment application, we may issue additional comments relating to discussion of several of your agreements you discuss in Item 4.

XTL-2125 License, page 26
7. We note your response to comment 37 and your supplemental response
that you do not believe your agreement with B&C Biopharm Co., Ltd.
is
a material agreement. Your disclosure in the document, however, appears to suggest otherwise. For example, you refer to the XTL-2125 as your "lead product candidate" from your HCV-SM small molecule. Please provide us with further analysis as to why you believe this agreement is not material to you, including the costs you have paid to date to acquire the XTL-2125 license and the cost to date you have incurred for the research and development of this product; when you acquired the license; what progress you have made to the product as well as the current phase of development; and whether you are obligated to pay any part of the milestone payment prior to commencing sale of the product.

Item 5. Operating and Financial Review and Prospects, page 32

Liquidity and Capital Resources, page 41
8. We note that both you and your auditors believe that the continuation of your current operations, after utilizing your cash reserves in 2006, is dependent upon the generation of additional financial resources, either through agreements for the commercialization of your product portfolio or through external financing. Please revise your disclosures to: (a) focus on this dependency, (b) elaborate on the likelihood that you will be able to generate additional financial resources in either of the ways that you mentioned, and (c) the reasonably

Research and Development, Patents and Licenses, page 43
9. We note the disclosures you provided in response to our prior comment number 38. For each period presented, please disclose the total research and development costs, as defined by SFAS 2, and reconcile that amount to the sum of the project costs you have disclosed. If you exclude any of the following, please tell us why they do not represent research and development costs, as defined by
SFAS 2: (a) your costs of revenues or (b) the costs you have reduced by the amounts you received under participations.

Non-plan Share Options, page 56
10. Please indicate what licensing agreement you are referring to, and the specific reasons the consultants received the shares pursuant to the licensing agreement.

Memorandum and Articles of Association, page 58
11. We note your response to comment 45 and reissue the comment in part. Please disclose whether your articles or Israeli law permits shareholders to approve corporate matters by written consent.

Item 19.  Exhibits, page 84
12. We note your response to comment 47 and note that many of your exhibits still remain to be filed. As previously noted, we may not clear comments on your registration statement until we have reviewed these comments. To that end, please file your remaining exhibits with your next amendment or as soon as they become available as will require some time to review the exhibits.

*	*	*
      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      You may contact Tabatha Akins at (202) 551-3658 or Oscar
Young
at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug at (202) 551-3862 or me at
(202)
551-3710 with any other questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Mark F. McElreath, Esq.
	Alston & Bird LLP
	90 Park Avenue
	New York, NY  10016



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